Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	Eleven Months Ended		Twelve Months Ended
	2015	2014	2014	2013	2012	2011
		(Unaudited)
Earnings from Continuing Operations Before Income Taxes	$116,022	$169,980	$209,298	$203,658	$140,145	$162,293

Fixed Charges [1]
Interest expense	30,090	29,986	33,010	39,637	46,227	40,633
Interest included in rental expense	6,219	5,441	5,936	5,620	5,529	4,789

Total Fixed Charges	36,309	35,427	38,946	45,257	51,756	45,422

Earnings [2]	$152,331	$205,407	$248,244	$248,915	$191,901	$207,715

Ratio of earnings available to cover fixed charges	4.2	5.8	6.4	5.5	3.7	4.6

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.
[2]	Earnings consist of earnings from continuing operations before income taxes plus fixed charges.